Filed by FOCUS Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                               1934, as amended.


         FOCUS Enhancements Ships FireStore FS-2 to TV Asahi in Japan; Prestigious Japanese Broadcaster Accepts First FS-2 Studio DTE Recorders

    CAMPBELL, Calif.--(BUSINESS WIRE)--April 13, 2004--FOCUS Enhancements Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, today announced the first shipment of FireStore FS-2 Studio DTE Recorders to TV Asahi in Tokyo, Japan.
    TV Asahi's initial order includes ten FS-2 units for use as off-line Direct To Edit (DTE) disk recorders to complement its main high-definition videotape recorders. The FireStore FS-2 Studio DTE Recorders have the ability to accept a down converted standard definition SDI signal and record to disk in native non-linear edit
(NLE) file formats.
    Kazuhiro Yokota, Engineering Development Center supervisor at TV Asahi, stated, "We became familiar with FOCUS Enhancements unique DTE Technology when we originally purchased FireStore FS-1 Desktop DTE Recorders and created a seamless integration with our Avid systems. We are now ordering the FS-2 because its feature set allows us to produce standard-definition digital video disk copies from high-definition masters for immediate off-line editing, which greatly speeds up our production process."
    Ferdinand Stoer, FOCUS Enhancements' Asia/Pacific manager, stated, "FOCUS Enhancements develops proprietary technology to create competitive advantages for us and for our customers. TV Asahi's utilization of FS-2 is an exciting example of how our products benefit our broadcast customers, and it is very encouraging to see the product performing to the company's high expectations." Stoer continued, "We have built a strong relationship with the TV Asahi team, and during the development cycle the team provided FOCUS Enhancements with significant feedback that helped us with FS-2 features specific to their solution."
    "Initial market response to FS-2 has been very strong in Japan," said Tsutomu Mukai, Account Manager for the Imaging Products Sales Department at Hoei Sangyo, a FOCUS Enhancements distributor. "We are pleased that TV Asahi has chosen the FS-2, and it seems to be the optimum solution in terms of multi-format flexibility and cost effectiveness."
    Ongoing demos of FireStore FS-2 Studio DTE Recorders, and other FOCUS products can be seen at the FOCUS Enhancements booth # SL3501, the JVC Professional booth # C4728, the Avid Developer Pavilion booth #SL 5260M, the Canon booth # SU9649, and the Miranda booth # SU10129, during the National Association of Broadcasters (NAB) trade show in Las Vegas on April 19-22, 2004.

    About FireStore FS-2

    FireStore FS-2 Studio DTE Recorder features a wide variety of inputs and outputs including SDI, DV25, Component, Composite, S-Video, AES/EBU digital audio and balanced analog audio. Clips can be recorded to disk in NLE native file formats that support DV NLE systems from Apple, Avid, Adobe, Pinnacle, Matrox, Canopus, Sony and more. In addition to its disk recorder capabilities, FS-2 transcodes the input or recorded signal to all outputs. FS-2 also features reference video loop through, external timecode I/O, and can be controlled via the industry standard RS-422 (Sony 9-pin) interface. FS-2 ships standard with a 120GB (over nine hours of DV25 recording) removable disk drive and also allows for up to five FireWire drives to be daisy chained from the unit.

    Where to Buy

    The FireStore FS-2 Studio DTE Recorder will be available beginning in May 2004 through FOCUS Enhancements dealer and distributor worldwide network for a US MSRP of $6,495. For more information on FOCUS Enhancements and its products, please visit www.focusinfo.com.

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2003 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where To Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 (No. 333-112907) in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-K for the year ended December 31, 2003 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    CONTACT: FOCUS Enhancements, Inc.
             Michael Conway, 408-866-8300 ext. 150
             mconway@focusinfo.com
                   or
             Lippert/Heilshorn & Assoc.
             Kirsten Chapman, 415-433-3777 (Investors) kirsten@lhai-sf.com
                  or
             FutureWorks, Inc.
             Joe Kilmer, 408-428-0895 ext. 113 (Press)
             joe@future-works.com